Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NIO Inc.

(A company controlled through weighted voting rights and

incorporated in the Cayman Islands with limited liability)

(Stock Code: 9866)

POLL RESULTS OF THE 2022 ANNUAL GENERAL MEETING

AND CLASS MEETINGS

We wish to announce that all the proposed resolutions set out in our notice of the annual general meeting and notice of each of the Class C meeting and the Class A meeting dated July 26, 2022 were duly passed at our annual general meeting, Class C meeting and Class A meeting held on August 25, 2022.

By Order of the Board
NIO Inc.
Bin Li
Founder, Chairman and Chief Executive Officer

Hong Kong, August 25, 2022

As at the date of this announcement, the board of directors of the Company comprises Mr. Bin Li, Mr. Lihong Qin, Mr. James Gordon Mitchell as the directors, and Mr. Hai Wu, Mr. Denny Ting Bun Lee and Ms. Yu Long as the independent directors.